SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Three Months Ended June 30,				Six Months Ended June 30,
	2013		2012		2013		2012

Earnings
Pre-tax net (loss) income	$(662)		$5,923		$6,068		$10,328
Add:
Fixed charges	10,151		7,905		20,160		15,610
Earnings, as adjusted	$9,489		$13,828		$29,055		$25,938

Fixed charges
Interest expensed and capitalized	$9,522		$7,271		$18,957		$14,407
Amortized premiums, discounts and capitalized expenses related to indebtedness	621		627		1,188		1,189
Estimate of interest within rental expense	8		7		15		14
Fixed charges, as adjusted	10,151		7,905		20,160		15,610
Preferred stock dividends (1)	2,523		—		2,827		—
Combined fixed charges and preferred stock dividends	$12,674		$7,905		$22,987		$15,610

Ratio of earnings to combined fixed charges and preferred stock dividends	0.75	x	1.75	x	1.26	x	1.66	x

(1) The Company did not have any preferred stock outstanding for the three and six months ended June 30, 2012.